300 North LaSalle Street Chicago, IL 60654
Edward J. Schneidman, P.C. To Call Writer Directly: (312) 862-3333 edward.schneidman@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

June 20, 2017

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tom Kluck

    Rahul Patel

    Isaac Esquivel

    Daniel Gordon

Re:	VICI Properties Inc.
Registration Statement on Form 10-12G
(Responding to Comments to Form 10-12G (File No. 000-55791) Originally Filed May 12, 2017)

Ladies and Gentlemen:

VICI Properties Inc., a Maryland corporation (the “Company”), has today filed with the Securities and Exchange Commission a Registration Statement on Form 10-12G (the “Registration Statement”). As discussed with Mr. Patel, the Registration Statement is filed in replacement of the Form 10-12G originally filed on May 12, 2017 (File No. 000-55791), which the Company withdrew today solely for the purpose of starting a new 60-day period after which a Form 10 will otherwise automatically become effective. It is currently the Company’s intention to request acceleration of effectiveness of the Registration Statement to coincide with the date of the Company’s emergence from Chapter 11. The Registration Statement reflects revisions in response to the comments raised in the letter to the Company, dated June 8, 2017, from the staff of the Securities and Exchange Commission (the “Staff”), among other updates. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have referenced in the Company’s responses the appropriate page number of the Registration Statement. For your convenience, paper copies of the Registration Statement will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the originally filed Form 10-12G. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Registration Statement.

Beijing	Boston	Hong Kong	Houston	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

U.S. Securities and Exchange Commission

General

1.	Please note that your registration statement will become effective automatically 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Response: The Company acknowledges the Staff’s comment and its obligation to file reports required by Section 13 of the Securities Exchange Act of 1934 following the effectiveness of the Registration Statement. As discussed above, the Company has withdrawn the originally filed Form 10 and filed a new Form 10 for the purpose of starting a new 60-day period.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 58

2.	We note that pro forma operating expenses for the golf course are $13.7 million. Please reconcile this amount to the disclosure on page 65 that states that the golf course properties incurred operating expenses on a pro forma basis of $18.2 million.

Response: The Company hereby clarifies that pro forma operating expenses for the golf course properties for the year ended December 31, 2016, total $18.2 million as disclosed on page 68 of the Registration Statement. This amount is comprised of pro forma direct golf course operating expenses of $13.7 million, pro forma golf course depreciation expense of $2.5 million and pro forma golf course general and administrative expenses of $2.0 million. The Company has clarified the disclosure on page 68 of the Registration Statement.

Note 1 - Balance Sheet Pro Forma Adjustments, page 59

3.	We note your adjustment (d). Please revise your disclosure to describe the methods, factors (e.g. discount rates, number of years for which cash flows are projected, etc.) and significant assumptions used in determining the valuation amounts for the fresh start adjustments.

Response: In response to the Staff’s comment, the Company has added disclosure to adjustment (d) on page 61 of the Registration Statement regarding the methods, factors and significant assumptions used in determining the valuation amounts for the fresh start adjustments.

4.	We note from your disclosure that the lease agreements are bifurcated between operating leases and direct financing leases. Please provide to us your detailed analysis supporting your conclusions to bifurcate your lease agreements and how they qualified to be accounted for as operating leases and direct financing leases. Please cite the applicable guidance in your response.

U.S. Securities and Exchange Commission

Response: In determining the appropriate bifurcation of the lease agreements between operating leases and direct financing leases, management evaluated the guidance in ASC 840-10-25-60, which provides guidance on a lessor’s classification of a lease involving both land and buildings. The Company determined that under ASC 840-10-25-60(c), the Lease Agreements do not meet either the transfer of ownership criterion or the bargain purchase option criterion. The Company then assessed, on a property-by-property basis, whether the fair value of the land is less than or greater than 25% of the total fair value of the leased property at lease inception under ASC 840-10-25-63 and 66 to determine whether the lessor is required to consider the land and buildings as a single unit or separately for purposes of applying the lease term criterion in ASC 840-10-25-1(c) and the minimum lease payment criterion in ASC 840-10-25-1(d). The Company determined that, for two properties, the land component was greater than 25% of the total fair value of the leased property and, as such, the land component for those properties should be treated separately.

The Company then assessed the criteria under ASC 840-10-25-1(c) and (d) and determined that all but one of the properties met the criteria under (c) and the remaining property (Caesars Palace Las Vegas) met the criteria under (d). The Company then assessed whether the two criteria were met under ASC 840-10-25-42 and concluded that they were both met as collectability of the minimum lease payments is reasonably predictable and no important uncertainties surround the amount of unreimbursable costs yet to be incurred by the lessor.

The Company then assessed the guidance under ASC 840-10-25-68 to determine whether the building element should be accounted for as a direct financing lease, a leveraged lease or an operating lease as appropriate under ASC 840-10-25-43. The Company determined that the building element did not meet the sales-type criteria under ASC 840-10-25-43(a) as there is no transfer of ownership. The Company determined that the building element met the criteria under ASC 840-10-25-43(b) as the lease meets both of the criteria in ASC 840-10-25-42, does not give rise to any manufacturer’s or dealer’s profit or loss to the lessor as the leases are recorded at fair value and does not meet the criteria to be recorded as a leveraged lease as it does not involve three parties. As a result, the Company concluded that the building element should be accounted for as a direct financing lease.

The Company then assessed ASC 840-10-25-68 and concluded that the land element of the lease for the two properties where the land component was greater than 25% shall be accounted for as an operating lease.

For illustrative purposes, with respect the CPLV Lease Agreement, the Company analyzed the fair value of the land as a percentage of the total leased property in accordance with ASC 840-10-25-66 and determined that the fair value of the land exceeded 25% of the fair value of the leased property. The Company therefore concluded that the building element should be accounted for separately for purposes of applying the lease-term criterion in ASC 840-10-25(c) and (d).

U.S. Securities and Exchange Commission

The Company compared the lease term of 35 years to the remaining useful life of the building element in accordance with ASC 840-10-25(c) and determined that the lease term is not equal to 75% or more of the estimated economic life of the building element. The Company therefore concluded that this criterion was not met.

The Company then compared the present value of the minimum lease payments related to the building element as a percentage of fair value of the building element in accordance with ASC 840-10-25-1(d). The present value of the minimum lease payments exceeds 90% of the fair value of the building element and, as a result, the Company concluded that this criterion was met.

As a result of the above analysis, the Company concluded that the land element of the lease should be accounted for separately as an operating lease and that the building element of the lease should be accounted for as a direct financing lease in accordance with ASC 840-10-25-68. The Company undertook a similar analysis for each of the non-CPLV properties.

Note 2 - Statement of Operations Pro Forma Adjustments, page 60

5.	We note your adjustment (cc). Please clarify for us and provide details on how you calculated earned income from direct financing leases. Your response should address how your interest income exceeds pro forma rent payments accounted for under the direct financing lease method. Additionally, tell us the interest rate implicit in the leases.

Response: In response to the Staff’s comment, the Company hereby provides the following details. The Company determined the net investment related to direct financing leases (i.e., gross investment less unearned income) at lease inception on a property-by-property basis in accordance with ASC 840-30-30-11 and 13. The Company then calculated earned income from direct financing leases in accordance with ASC 840-30-35-23, whereby the lessor shall amortize the unearned income and initial direct costs to income over the lease term to produce a constant periodic rate of return on the net investment in the lease.

The contractual escalators on the rent per the Lease Agreements results in a constant monthly periodic rate of return higher than it would be in the case of constant annual cash flows. Thus, in the early years of the leases, interest income under the direct financing lease method calculated on the lease receivable exceeds the pro forma rent payments. This reverses in the later years of the lease term and results in the balance of the lease receivable equal to the salvage value of the leased assets at the end of the lease term. The Company believes the length of the leases with CEOC LLC will extend to the full thirty-five year lease term, including all optional renewal periods.

The interest rate implicit in the CPLV Lease Agreement and the Non-CPLV Lease Agreements is 5.9% and 11.3%, respectively.

U.S. Securities and Exchange Commission

Item 3, Properties, page 73

6.	We note your disclosure that Caesars Palace Las Vegas has over 1,400 slot and table gaming units, a 14,187 square foot high limit casino area, a 4,557 square foot high limit slots area, and a 24-hour poker room. We also note your disclosure regarding its 4,300- seat Colosseum entertainment venue, the 81,300 square foot OMNIA Nightclub, over 20 restaurants, lounges and bars, approximately 702,000 square feet of retail space, approximately 40,450 square feet of spa facilities and five swimming pools spanning eight acres. Please revise your properties disclosure to provide a more complete description of the non-CPLV properties or advise us why such disclosure is not necessary.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 77 through 79 of the Registration Statement to include more complete descriptions of the non-CPLV properties.

7.	We note that you have entered into long term lease agreements for your properties. To the extent material, please include disclosure regarding occupancy and RevPAR or advise us why such disclosure is not material.

Response: In response to the Staff’s comment, the Company submits that property operating metrics, such as occupancy and RevPAR, are not material to the lease payments to be received by the lessor under the Lease Agreements, particularly during the first eight years of the terms of the leases. The terms of the Company’s Lease Agreements provide for increases or decreases in only a portion of the rent payments (30% for the Non-CPLV Lease Agreements and 20% for the CPLV Lease Agreement) based on revenues of the tenant beginning in the eighth year of the lease term with the remaining portion of the rent payments continuing to be subject to an escalator based on the Consumer Price Index. At such time, although the Company anticipates that occupancy and RevPAR will continue to not be material drivers of the rent payments, the Company will assess the materiality of changes in property operating metrics on changes to rent payments resulting from the revenue-based portion of the rent.

Item 5, Directors and Executive Officers, page 78

8.	With respect to each expected director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 5 of Form 10 and Item 401(e) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 82 through 85 of the Registration Statement.

Item 10, Recent Sales of Unregistered Securities, page 89

9.	Please include disclosure regarding the securities to be issued pursuant to the Bankruptcy Code. See Item 701 of Regulation S-K.

U.S. Securities and Exchange Commission

Response: In response to the Staff’s comment, the Company has added disclosure on page 94 of the Registration Statement.

Item 11, Description of Registrant’s Securities to be Registered, page 90

Conversion, page 94

10.	We note your disclosure that each holder of Series A preferred stock will be convertible into common stock based on the conversion rate in effect on the conversion date. Please revise to disclose how the conversion rate will be calculated.

Response: In response to the Staff’s comment, the Company has added disclosure on page 99 of the Registration Statement.

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U.S. Securities and Exchange Commission

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-3333 or Carol Anne Huff at (312) 862-2163.

Sincerely,

/s/ Edward J. Schneidman, P.C.

Edward J. Schneidman, P.C.

cc:	John Payne

Mary Beth Higgins

VICI Properties Inc.

Carol Anne Huff

Kirkland & Ellis LLP